Effective November 12, 2009 the PIMCO High Yield Portfolio, PIMCO All
Asset Portfolio, PIMCO All Asset Authority Portfolio and PIMCO Global-Multi Asset Portfolio each changed its non-fundamental policy regarding certain investment characteristics. As a result, the caption in the "Summary Information" and "Principal Investments and Strategies" section of the Prospectus for each such Porfolio is deleted and replaced in its entirety with the following sentence describing such Portfolio's new non-fundamental policy:

"Min 80% of assets below Baa; max 20% of total assets Caa or below"

In addition, the first sentence of the "Principal Investments and Strategies" description for the Portfolio is deleted in its entirety and replaced with the following:

"The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds"), which may be represented by forwards or derivatives such as options, futures or swap agreements, rated below investment grade by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 20% of its total assets in securities rated Caa or below by Moody's, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality."